805 SW Broadway, Ste. 1500 Portland, OR 97205 503.226.1191 Phone 503.226.0079 Fax

March 14, 2024	503.226.8636 Direct apear@buchalter.com

Scott Anderegg /Donald Field Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	aShareX Fine Art, LLC Post-Effective Amendment No. 1 to Offering Statement on Form 1-A Submitted February 16, 2023 CIK No. 0001964674 File No. 024-12351

Dear Scott:

On behalf of aShareX Fine Art, LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter, dated March 13, 2024, relating to the above-captioned Post-Qualification Amendment to the Offering Statement on Form 1-A submitted on February 16, 2024 (the “PQA Offering Statement”). There were two comments from the Staff and they and the Company’s response is set forth below. Capitalized terms not otherwise defined herein shall have the meaning set forth in the PQA Offering Statement.

Comment 1

Item 4 of Form 1-A, Part I, page iii

1.

Refer to Item 4 to Form 1-A bullet point 15 which states "The portion of the aggregate offering price attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement." Please revise to include your original November 2023 offering in the calculation.

Scott Anderegg/Donald Field

March 14, 2024

Response to Comment 1

In response to Comment 1, we have revised the PQA Offering Statement to include our original November 2023 offering in the calculation.

Comment 2

aShareX Fine Art Series 11, page 4

2.

We note footnote 2 to the chart, which states "The Asset Manager will serve as auctioneer for the auction associated with the Artwork for aShareX Fine Art Series 11, and will be compensated a commission equal to 15% of the Hammer Price. See “Management Compensation” below for further details." Please advise us whether the Asset Manager is a registered broker or advise how they qualify under the safe harbor of Exchange Act Rule 3a4-1, specifically Rule 3a4-1(a)(2) which states "[i]s not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities."

Response to Comment 2

In response to Comment 2, we would like to clarify the role and compensation of the Asset Manager, who is not registered as a broker-dealer, in the auction for the Artwork. The only commission being paid in connection with the sale of securities is being paid to Dalmore Group, LLC, which is a registered broker-dealer.

As disclosed in the PQA Offering Statement, the Asset Manager will serve as auctioneer for the auction associated with the Artwork for aShareX Fine Art Series 11 (the “Series”).  In such role, it will receive a commission equal to 15% of the Hammer Price (which is significantly less than the commissions charged by mainstream auction houses). The Asset Manager is not receiving compensation in connection with selling the Class A Shares which are the subject of the current PQA Offering Statement.  They are instead being compensated in connection with the sale of the Artwork.  This is evident in how the Asset Manager will be compensated:

•

First, the Asset Manager will receive its commission regardless of whether the Series  is the winner of the auction and hence whether any Class A Shares are sold in the offering. Thus, if the Artwork is sold to a 100% Bidder (i.e. an individual, entity or consortia who desire ownership of the Artwork in its entirety), the Asset Manager will get paid the same commission even though no securities are sold.

Scott Anderegg/Donald Field

March 14, 2024

•

Second, the Asset Manager’s commission is not based on the price of securities being sold; instead, it is based on the Hammer Price.  The Hammer Price is defined as the price at which the Artwork is sold to the winning bidder.  The total purchase price for the Class A Shares, however, includes not only on the Hammer Price, but also the Sourcing Fee and sales or similar taxes incurred on the purchase, if any.

The Asset Manager’s role is the same as the role traditionally played by any auction house in connection with the purchase of artwork.  In such situations, the auction house is not considered a securities broker-dealer regardless of the entity acquiring the artwork. As disclosed in the PQA Offering Statement, the Asset Manager is bonded in California to act as an auctioneer and may perform such function at select auctions in exchange for compensation.  Compensation for auctioneers based on a percentage of the Hammer Price is consistent with industry practices.

Therefore, the Asset Manager does not need to be registered as a broker-dealer.  To the extent the Asset Manager is conducting activities that could be deemed broker-dealer activities, they would still qualify for the safe harbor under Exchange Act Rule 3a4-1 because they are not compensated  by the payment of commissions or other remuneration based, either directly or indirectly, on transactions in securities.  Its  compensation for services as an auctioneer is solely in connection with a transaction in fine art.

We therefore request that the Staff reconsider their comment.  If the Staff continues to have concerns with respect to our bidding process, we welcome the opportunity to discuss these concerns further.  Please contact me if you have any questions or further comments.

While we recognize that you and your reviewer have a full plate, we would be grateful if we could receive your response by March 22, 2024.  We are aiming to be in a position to request qualification at such a date that would allow the auction to go forward on March 28, 2024.  We recognize, however, that there are no guarantees as to timing and we are not requesting priority over those offerings already in queue.

Thank you for your consideration of the foregoing.

Best regards, BUCHALTER A Professional Corporation

Alison M. Pear
Senior Counsel

cc:	Alan Snyder Eric Arinsburg Nick Thomas